February 24, 2017

Securities and Exchange Commission Public Filing Desk 100 F Street, N.E. Washington, D.C. 20549

Re:	Mutual Fund & Variable Insurance Trust – Rational Select Asset Fund N-14

Ladies and Gentleman:

On behalf of Mutual Fund & Variable Insurance Trust (the “Registrant”), we hereby file a registration statement under the Securities Act of 1933 on Form N-14.

Subject to shareholder approval and pursuant to the Agreement and Plan of Reorganization, it is anticipated that the Tactical Asset Allocation Fund (the “Transferring Fund”), a series of the Northern Lights Fund Trust III (File Nos. 333-17883 and 811-22655) will transfer all of its assets and liabilities to the Rational Select Asset Fund (the “Acquiring Fund”), a series of the Mutual Fund & Variable Insurance Trust, in exchange for shares of the Acquiring Fund (the “Reorganization”). Immediately after the transfer of its assets and liabilities, the Transferring Fund will make a liquidating distribution to its shareholders of the Acquiring Fund shares so received, so that a holder of shares in the Transferring Fund at the time of the Reorganization will receive a number of shares of the Acquiring Fund with the same aggregate value as the shareholder had in the Transferring Fund immediately before the Reorganization.

A registration statement for the Rational Select Asset Fund was filed with the Securities and Exchange Commission on February 22, 2017 and is not yet effective.

If you have any questions, please contact Tanya Goins at (404) 541-2954.

Very truly yours,

/s/Tanya L. Goins

Tanya L. Goins

Michael.Wible@ThompsonHine.com Fax: 614.469.3361 Phone: 614.469.3297	mw